OM Group, Inc.
Commission File Number
001-12515
CONFIDENTIAL
MEMORANDUM
January 18, 2007
This memorandum sets forth the responses of OM Group, Inc. to comments of the Staff of the Securities and Exchange Commission communicated by letter dated December 29, 2006 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
GENERAL
COMMENT NO. 1: Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.
     RESPONSE: We have shown the revisions and will include them in future filings in accordance with the Staff’s comment.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 36
COMMENT NO. 2: Your auditors indicate in their report that their audit was conducted in accordance with “auditing standards” of the Public Company Accounting Oversight Board (United States). In the future, please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the “standards” of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1. See also SEC Release 33-8422.
     RESPONSE: We have made arrangements with our auditors to have them revise their report in future filings in accordance with the Staff’s comment. Their revised report will indicate that their audit was conducted “in accordance with the standards” of the Public Company Accounting Oversight Board.
NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES, PAGE 44
RECEIVABLES FROM JOINT VENTURE PARTNERS AND MINORITY INTERESTS, PAGE 45

COMMENT NO. 3: We note that you have a receivable from a joint venture partner of approximately $25.2 million, net of a $4.2 million valuation allowance. You indicate that you have fully reserved the interest due on the receivable and you anticipate that repayment of the receivable will be made from the partner’s share of any dividends. Given the uncertainty about repayment and the fact that the value of the collateral for this receivable is less than the value of the receivable, please tell us how you determined that the allowance was adequate as of December 31, 2005. Please tell us the basis for your current valuation allowance.
     RESPONSE: At December 31, 2005, the Company had a receivable of approximately $25.2 million, net of a $4.2 million allowance (the Receivable), from one of its joint venture partners (the JV Partner) in its smelter operations (the JV) located in the Democratic Republic of Congo. At that time, the Company concluded that a $4.2 million allowance was adequate and not excessive based on two complementary analyses: an expected cash flow analysis and a collateral analysis.
The expected cash flow analysis showed total cash receipts from the JV Partner through the anticipated pay-back period of approximately $26.4 million (versus the $25.2 million net Receivable recorded at December 31, 2005). It should be noted that the Company controls 100% of the cash of the JV, so all dividends and distributions declared by the JV for the benefit of the JV Partner that are contractually due to the Company by the terms of the Receivable are fully collectible by the Company.
For the collateral analysis, the Company forecasted the amount of collateral at December 31, 2006. As described in the footnote, the collateral analysis considered 80% of the JV Partner’s equity interest (only 80% is contractually pledged as collateral against the Receivable) and a loan payable from the JV to the JV Partner. Based on the analysis, the collateral at December 31, 2006 was expected to be $25.1 million (versus the $25.2 million net Receivable recorded at December 31, 2005).
After reviewing the expected cash flow analysis and the collateral analysis, the Company concluded that an allowance of $4.2 million was adequate and not excessive at December 31, 2005.
At June 30, 2006, the Company recorded an additional $1.0 million allowance against the Receivable, which increased the total allowance to $5.2 million. The establishment of the additional allowance was primarily due to lower than anticipated profitability for the smelter operation in the first six months of 2006. The allowance against the Receivable remained at $5.2 million through November 30, 2006 (latest available information).
The results of the JV improved significantly in the second half of 2006. Based on actual results of the JV through November 30, 2006 and the forecast for December 2006, we anticipate that the total amount of the collateral at December 31, 2006 will be approximately $25 million (versus a net Receivable recorded of $24.2 million at December 31, 2006). Pending completion of the projected cash flow analysis and collateral analysis in connection with the preparation of our 2006 financial statements, the Company anticipates that the net Receivable recorded of $24.2 million at December 31, 2006 will be collectible and the $5.2 million allowance will be adequate and not excessive. Nothing of significance with respect to the Company’s inputs and assumptions for the cash flow analysis or collateral analysis has changed since December 31, 2005 and June 30, 2006 (except for the factors which led to the additional $1 million charge at June 30, 2006). Such inputs and assumptions have been substantiated by actual 2006 experience.
NOTE 17 – COMMITMENTS AND CONTINGENCIES, PAGE 68
COMMENT NO. 4: You indicated that during 2005 you reversed a $5.5 million tax contingency originally established in July 2003. You also indicate that although the contingency is no longer probable, an unfavorable outcome is reasonably possible. If true, please confirm that the amount of the reasonably possible loss is $5.5 million or provide the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5:Y.
     RESPONSE: We confirm that the amount of the reasonably possible loss at December 31, 2005 was $5.5 million. In future filings, we will clarify that the amount is a point estimate rather than part of a range of possible outcomes by adding the following language to the disclosure: “If the ultimate outcome of this contingency is unfavorable, the loss would be $5.5 million.”
FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2006
NOTE 13 – REPORTABLE SEGMENTS, PAGE 16
COMMENT NO. 5: We note that your Specialties segment includes three business units, including Electronic Chemicals, which was formerly a component within your Nickel reportable segment. Please tell us how you determined that each of the three business units in the Specialties segment have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation. Please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with key metrics, including gross margins, used in your quantitative analysis for each of the last five fiscal years and the most recent interim period. Please ensure that you also show the dollar and percentage change from period to period in your analysis. Please refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10, and Question 8 of the FASB Staff Implementation Guide for SFAS 131.
     RESPONSE: As discussed in Note 13 to the condensed consolidated financial statements included in the Form 10-Q, the Company is organized and reports on the basis of two operating segments – Specialties and Nickel. Both Specialties and Nickel meet the definition of an operating segment in paragraph 10 of SFAS No. 131. Each operating segment has a Vice President & General Manager (“VP/GM”) who reports directly to the Chief Executive Officer (“CEO”). The Company’s CEO is its chief operating decision maker

(“CODM”) as defined in paragraph 12 of SFAS No. 131, and the VP/GM’s are segment managers as defined in paragraph 14 of SFAS No. 131. The segment managers are directly accountable to and maintain regular contact with the CODM on matters such as operating activities, financial results, forecasts, and plans for their segments.
The Specialties segment consists of three business units that represent product line groupings around end markets: Advanced Organics, Inorganics and Electronic Chemicals, along with certain other operations that are not classified into one of these groupings. In late 2005, the Company began a strategic transformation away from commodity-based businesses and markets to value-added, specialty businesses and markets. This transformation includes the anticipated sale of the Company’s Nickel segment, which was announced on November 22, 2006 and is expected to close in the first quarter of 2007. Pursuant to the transformation, the Specialties segment manager organized certain product lines around end markets, thereby creating the three units within the Specialties segment. Each unit is functionally managed by two people – an operations director and a business director – both of whom report to the segment manager. The creation of the product line groupings by the segment manager did not change the way the Company is being managed by the CODM and evaluated by the Company’s Board of Directors.
Prior to 2006, no discrete financial information existed for the product line groupings. During 2006, the Company created discrete financial data for Electronic Chemicals sufficient for it to be reclassified from the Nickel segment to the Specialties segment beginning in the first quarter of 2006. Also during 2006, the Company began to compile limited discrete financial information for Advanced Organics and Inorganics. Such information is limited to revenue (dollars and volumes), and estimated operating profit numbers which have been developed using allocations of certain costs and other assumptions. There is no discrete balance sheet information available for Advanced Organics and Inorganics, and there is no discrete cash flow information available for any of the groupings.
Accordingly, for all of the reasons noted above, these business units do not meet the definition of an operating segment contained in paragraph 10 of SFAS No. 131, and accordingly, the aggregation criteria in paragraphs 17 and 18 of SFAS No. 131 do not apply.
Because of the lack of discrete financial information, we are not able to provide you with the quantitative information requested in your Comment No. 5.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.